                                                Filed Pursuant to Rule 424(B)(3)
                                                        Registraion No. 333-7593

                    Merrill Lynch Investment Partners Inc.

                            [PICTURE APPEARS HERE]

                                ML Principal
                                Protection L.P.

                         Monthly Statement August 1997
                         -----------------------------

                            [LOGO OF MERRILL LYNCH]

                         ML Principal Protection L.P.


Dear Limited Partner,

The Net Asset Value ("NAV") of ML Principal Protection L.P. (the "Fund") decreased during August. Please see the accompanying summary financial information for the NAV of your series of Units.

August brought about difficult trading conditions in several markets, especially financial instruments. Losses were incurred in all sectors traded by the Fund.

In August, the U.S. bond market began the month with a sharp sell-off, directly following one of its best months in years. On August 12, U.S. Treasury securities recorded their fifth daily loss in a row on concern that a strong economy would lead the Federal Reserve to raise interest rates. For the remainder of the month, bond prices remained within a narrow trading range with some fluctuation based on inflationary fears. Non-U.S. bond markets, such as the Australian and German, moved in a volatile fashion in August, as they reacted to the sell-off in U.S. Treasuries in addition to upbeat growth forecasts. Trading in U.S. Treasury bonds, notes and Eurodollars, as well as Australian and German bonds, resulted in losses for the Fund.

Currency trading recorded overall losses for the month, despite gains in cross-rate positions. The U.S. dollar continued to hit eight-year highs versus the Deutsche mark during the first week of August, but fell to a five-week low against the mark by month-end on concerns that the German central bank will raise interest rates soon. Price movements of the Swiss franc were similar to those of the Deutsche mark. On August 7, the British pound fell to a ten-month low against the dollar, as the Bank of England released a statement saying it had no immediate plans for future rate increases.

Prices of crude oil and heating oil fell dramatically on August 6 after Iraq announced that it expected to resume oil sales within two weeks, which would help relieve tight inventories. Gasoline prices relative to the rest of the petroleum complex strengthened materially owing to a confluence of factors centered around very strong gasoline demand coupled with structural tightness in the refining system used to manufacture motor fuel. Unleaded gasoline prices surged on August 28 as reports of an operating problem at a large Caribbean refinery overshadowed data showing an unexpected rise from the previous week in U.S. gasoline inventories. Although positions in crude oil and heating oil resulted in losses, unleaded gasoline futures resulted in trading profits for the Fund.

Ms. Eilene Nicoll is the vice president of trading administration and a member of the Investment Policy Committee of John W. Henry & Company, Inc. ("JWH"). Prior to joining JWH in July 1997, Ms. Nicoll was a vice president beginning in January 1997 at Commercial Materials, L.L.C., a newly organized corporation which has not yet begun operations. She was a vice president and director at West Course Capital, Inc., a CTA, from January 1994 until it dissolved in December 1996. At West Course Capital, Inc., Ms. Nicoll was responsible for operations and administration. Prior to joining West Course Capital, Inc., she was a vice president at REFCO, Inc. from May 1991 to December 1993. While at REFCO, Inc., she was also a principal of Nikkhah & Nicoll Asset Management, Inc., a CPO. Ms. Nicoll was at Shearson Lehman Brothers from January 1987 to December 1990 as vice president-futures, and subsequently, from January 1991 to May 1991, at Moore Capital Management, Inc. where she was involved in all aspects of the commodity trading advisor business, including administration, marketing, and allocation of proprietary capital. From 1984 through 1986, she was an independent discretionary trader. Ms. Nicoll was employed at Commodities Corporation (USA) N.V. from 1978 to 1984 where she was an assistant vice president. Ms. Nicoll received her B.A. in psychology from Brooklyn College.

Ms. Glenda G. Twist and Mr. John A. Ford are no longer principals of JWH effective August 1, 1997 and August 31, 1997, respectively.

                               ----------------

As a result of the Taxpayer Relief Act of 1997, the tax rate applicable to 60% of any gains on Section 1256 contracts has been reduced for individuals from 28% to 20% beginning on May 7, 1997. The highest individual tax rate applicable to 40% of any gains on Section 1256 contracts remains 39.6% and thus, the blended rate applicable to gains on Section 1256 contracts is 27.84%. Most of the contracts traded by the Fund are Section 1256 contracts.

                               ----------------

On August 11, 1997, AIS Futures Management, Inc. relocated to Connecticut and changed its form of organization from a corporation to a limited liability company for various corporate and tax reasons. The principals and management of the advisor remain the same in the newly-created limited liability company, AIS Futures Management LLC.

As of September 1, 1997, the Fund's assets were allocated as follows:


Trading Advisor                                                 % Allocation
----------------                                                 ------------
Chesapeake Capital Corporation                                       10.42
John W. Henry & Company, Inc.                                         9.88
ARA Portfolio Management Company, L.L.C.                              5.47
Trendstat Company Management, Inc.                                    5.43
Graham Capital Management, L.P.                                       5.38*
AIS Futures Management LLC                                            5.03
Millburn Ridgefield Corporation                                       4.59
Quantitative Financial Strategies, Inc.                               3.81
Range Wise, Inc.                                                      3.26
Hill Financial Group, Ltd.                                            3.06
Allied Irish Capital Management Ltd.                                  2.82
Fundamental Futures, Inc.                                             1.73
Telesis Management, Inc.                                              1.58
Northfield Trading L.P.                                               1.31
Cash                                                                 36.23**
                                                                   ---------
                                                                    100.00

*Graham Capital Management, L.P. is currently managing the Fund's assets allocated to it as if Graham were managing 50% more equity than the capital allocation indicated above.

**Reflects blended allocations of the different series.

                               1997 Year-to-Date
                         Gross Total Trading Results*
                               Through August 31

Agriculture                                   $  789,342
Currencies                                     2,007,020
Energy                                        (1,296,342)
Financial Instruments                           (101,499)
Metals                                           535,736
Stock Indices                                    551,103
                                               ---------
Total                                         $2,485,360

*Before deduction of any fees and charges

Although sharp corrections in several key markets resulted in negative performance in August, the advisors to the Fund weathered the volatility well and we look forward to improved performance as clearer price trends develop.

                                  Sincerely,
                                  John R. Frawley, Jr.
                                  President & Chief Executive Officer
                                  Merrill Lynch Investment Partners Inc.
                                  (General Patner)

FOR THE EXCLUSIVE USE OF INVESTORS IN ML PRINCIPAL PROTECTION L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY A CURRENT PROSPECTUS, AS SUPPLEMENTED, TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.

                         ML Principal Protection L.P.
                                August 31, 1997
                             Statement of Changes
                              in Net Asset Value

Net Asset Value (874,974.58 Units) at July 31, 1997                $ 94,979,291
Net Income/(Loss) for August 1997                                    (2,571,242)
Redemptions of 33,879.30 Units                                       (3,557,137)
                                                                   ------------
Net Asset Value (841,095.28 Units) at August 31, 1997              $ 88,850,912
                                                                   ============
Net Asset Value at August 31, 1997
      Series A Units                                               $     113.59*
                                                                   ============
      Series B Units                                               $     110.53*
                                                                   ============
      Series C Units                                               $     104.72*
                                                                   ============
      Series D Units                                               $     106.45*
                                                                   ============
      Series E Units                                               $     111.37*
                                                                   ============
      Series F Units                                               $     105.57*
                                                                   ============
      Series G Units                                               $     103.14*
                                                                   ============
      Series H Units                                               $     103.22*
                                                                   ============
      Series K Units                                               $     100.96
                                                                   ============
      Series L Units                                               $      98.26
                                                                   ============

* The Net Asset Value per Unit does not include the annual distributions paid to Unitholders.

                          Statement of Income/(Loss)

                                                                      August
                                                                      ------
Revenues:
  Realized Profit/(Loss)                                           $   (447,321)
  Change in Unrealized Profit/(Loss)                                 (2,510,072)
                                                                   ------------
Total Trading Results                                                (2,957,393)
  Interest Income                                                       447,565
                                                                   ------------
Total Revenues                                                       (2,509,828)

Expenses:
  Brokerage Commissions                                                 437,356
  Administrative Fees                                                    12,496
  Allocation of New Profit Share                                       (360,337)
  Organizational Expenses                                                 6,642
                                                                   ------------
Total Expenses                                                           96,157
                                                                   ------------
Net Income/(Loss) Before Minority Interest                           (2,605,985)
                                                                   ------------
  Minority Interest                                                      34,743
                                                                   ------------
Net Income/(Loss)                                                  $ (2,571,242)
                                                                   ============

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To the best of the knowledge and belief of the undersigned the information contained in this report is accurate and complete.

                                      /s/ Michael A. Karmelin
                                          Michael A. Karmelin
                                          Chief Financial Officer
                                          Merrill Lynch Investment Partners Inc.
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Please notify the following of any address changes:

Merrill Lynch Investment Partners Inc.
Merrill Lynch World Headquarters
South Tower
World Financial Center
New York, New York 10080-6106
1-800-765-0095